Exhibit 99.13

Metal Storm Limited
ABN 99 064 270 006

PO Box 3221
Darra Qld 4076
Tel: +61 (0) 7 3147 8600
Fax: +61 (0) 7 3147 8610

Web Site: www.metalstorm.com
Email Address: msau@metalstorm.com
Notice of Annual General Meeting
and Explanatory Statement

Date:	Friday, 20 May 2011
Time:	11.00am
Place:	Kingston Room
Brisbane Polo Club, Naldham House
1 Eagle Street
Brisbane, Queensland
Australia
Dear Shareholder
I am pleased to invite you to Metal Storm’s 2011 Annual General Meeting.
The meeting will commence at 11.00am on Friday, 20 May 2011 at the address set out above and you can register your attendance from 10.30am. Light refreshments will be available after the meeting.
I encourage you to read the Company’s 2010 Annual Report. It contains the Company’s financial statements (and notes) for the year ended 31 December 2010, the Directors’ Report and the Audit Report. These documents will be tabled and considered at the Annual General Meeting.
Included in the Directors’ Report is the remuneration report. This provides details of the remuneration paid to Directors and executives of Metal Storm and other relevant information. Under the Corporations Act, shareholders will have a non-binding vote on the adoption of the remuneration report.
At the meeting, our CEO Dr Lee Finniear and I will take the opportunity to update shareholders on our recent progress and the outlook for the remainder of 2011. Shareholders are also invited to submit written questions prior to the meeting. As usual, questions from the floor will also be welcome and addressed.
If you are unable to attend the meeting, I encourage you to still participate by completing and returning the enclosed proxy form included with this Notice of Meeting. The proxy form can be returned to the Company’s share registry, Computershare Investor Services Pty Limited, in the enclosed reply paid envelope or by fax on 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia) or you can register your proxy online at www.investorvote.com.au.
To be valid, your proxy must be received no later than 11.00am (Brisbane time) on Wednesday, 18 May 2011.
On behalf of the directors of Metal Storm Limited, I look forward to your participation at our 2011 Annual General Meeting.
Yours sincerely
T J O’Dwyer
Chairman

Table of Contents

Notice of Annual General Meeting	3
ORDINARY BUSINESS	3
Item 1: Financial Statements and Reports	3
Item 2: Remuneration Report	3
Item 3: Re-election of Director	3
Item 4: Election of Director	3
SPECIAL BUSINESS	3
Item 5: Approval of issue of Shares under Line Agreement	3
Item 6: Approval of issue of options to Andrew Doyle	3
Explanatory Statement	5
ORDINARY BUSINESS	5
Item 1: Financial Statements and Reports	5
Item 2: Remuneration Report	5
Item 3: Re-election of Director	5
Item 4: Election of Director	6
SPECIAL BUSINESS	6
Item 5: Approval of issue of Shares under Line Agreement	6
Item 6: Approval of issue of options to Andrew Doyle	9
Glossary	11
Schedule 1	12
Schedule 2	14

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Notice of Annual General Meeting
Metal Storm Limited
Notice of Annual General Meeting
The 2011 Annual General Meeting of Metal Storm Limited ACN 064 270 006 will be held at the Kingston Room, Brisbane Polo Club, Naldham House, 1 Eagle Street, near the corner of Felix & Eagle Streets, Brisbane, Queensland, Australia on 20 May 2011 commencing at 11.00am.
ORDINARY BUSINESS
Item 1: Financial Statements and Reports
To receive and consider the Financial Statements and Reports of the Directors and the Auditor for the year ended 31 December 2010.
Item 2: Remuneration Report
To consider and, if thought fit, pass the following ordinary resolution in accordance with section 250R(2) of the Corporations Act:
“That the section of the Directors’ report in the 2010 annual report dealing with the remuneration of the Company’s Directors and senior executives described as ‘Remuneration Report’ be adopted.”
Under section 250R(3) of the Corporations Act, the vote on this resolution is advisory only and does not bind the Directors or the Company.
Item 3: Re-election of Director
To consider and, if thought fit, pass the following as an ordinary resolution:
“That Mr John R Nicholls, who retires by rotation in accordance with Clause 16.1 of the Company’s Constitution, be re-elected as a Director of the Company.”
Item 4: Election of Director
To consider and, if thought fit, pass the following as an ordinary resolution:
“That Mr William Henkel, who was appointed as a Director since the last Annual General Meeting of the Company and who retires in accordance with Clause 13.2 of the Company’s Constitution, be elected as a Director of the Company.”
SPECIAL BUSINESS
Item 5: Approval of issue of Shares under Line Agreement
To consider and, if thought fit, pass the following as an ordinary resolution:
“That for the purpose of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of up to 150,000,000 Shares to Dutchess or its nominee in accordance with the terms of the Line Agreement, details of which are set out in the Explanatory Statement.”
Item 6: Approval of issue of options to Andrew Doyle
To consider and, if thought fit, pass the following as an ordinary resolution:
That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of up to 120,000,000 Unquoted Options for nil consideration to Andrew Doyle, details of which are set out in the Explanatory Statement.

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Notice of Annual General Meeting
Metal Storm Limited
Explanatory Statement
The accompanying Explanatory Statement forms part of this Notice of Annual General Meeting and should be read in conjunction with it.
The Glossary in the Explanatory Statement contains definitions of capitalised terms used in this Notice of Annual General Meeting and the Explanatory Statement.
Voting Entitlements
In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Board has determined that a person’s entitlement to vote at the Annual General Meeting will be the entitlement of that person set out in the register of Shareholders as at 7.00pm (Brisbane time) on Wednesday, 18 May 2011. Accordingly, transactions registered after that time will be disregarded in determining a Shareholder’s entitlement to attend and vote at the Annual General Meeting.
Voting Exclusion Statement
The Company will disregard any votes cast on:
•	Item 5 by Dutchess and any associate of Dutchess; and

•	Item 6 by Andrew Doyle and any associate of Andrew Doyle.
However, the Company need not disregard a vote if:
•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.
Proxies
Please note that:
(a)	a Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy;

(b)	a proxy need not be a Shareholder of the Company;

(c)	a Shareholder may appoint a body corporate or an individual as its proxy;

(d)	a body corporate appointed as a Shareholder’s proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder’s proxy; and

(e)	Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.
The enclosed proxy form provides further details on appointing proxies and lodging proxy forms. If a Shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, a form or letter of appointment of corporate representative should be completed and lodged in the manner specified below.
Corporate Representative
Any corporate Shareholder who has appointed a person to act as its corporate representative at the Annual General Meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising them to act as that company’s representative. The authority may be sent to the Company or its share registry in advance of the Annual General Meeting or handed in at the Annual General Meeting when registering as a corporate representative. An Appointment of Corporate Representative form is available from the Company’s share registry if required.
By Order of the Board of Directors
Brett I Farmer
Company Secretary
Metal Storm Limited
18 April 2011

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Explanatory Statement
Metal Storm Limited
Explanatory Statement
This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the Company’s 2011 Annual General Meeting.
This Explanatory Statement should be read in conjunction with the Notice of Annual General Meeting. Capitalised terms used in this Explanatory Statement are defined in the Glossary.
ORDINARY BUSINESS
Item 1: Financial Statements and Reports
The Financial Statements of the Company and its controlled entities for the year ended 31 December 2010 and the reports of the Directors and the Auditors are set out in the 2010 Annual Report.
Item 2: Remuneration Report
The Remuneration Report for the financial year ended 31 December 2010 is set out in the report of the Directors in the 2010 Annual Report.
The Remuneration Report sets out, in detail, the Company’s policy for determining remuneration for Directors and senior executives. It includes information on the elements of remuneration that are performance based, the performance hurdles that apply and the methodology used to assess satisfaction of those performance hurdles.
A reasonable opportunity will be provided for discussion of the Remuneration Report at the meeting. Whilst the Corporations Act requires this resolution to be put to a vote, the resolution is advisory only and does not bind the Directors or the Company.
Item 3: Re-election of Director
In accordance with ASX Listing Rule 14.5 and Clauses 13.2 and 16.1 of the Constitution, at every Annual General Meeting at least one third of the non-executive Directors for the time being (excluding any Directors appointed to the Board since the last Annual General Meeting) must retire from office by rotation and are eligible for re-election. As the Company currently has three such non-executive Directors, one is required to retire at this Annual General Meeting. The Director to retire is the Director who has been longest in office since their last election or, if two or more Directors were last elected on the same day, by agreement between those Directors or, failing agreement, by ballot.
Of the three non-executive Directors previously elected by Shareholders, both John Nicholls and Trevor Tappenden have been the longest in office since their last election. Both of these Directors were last elected at the 2009 Annual General Meeting.
As determined by ballot, Mr Nicholls retires by rotation at this Annual General Meeting and offers himself for re-election.
The remaining Directors recommend that Shareholders vote in favour of the re-election of Mr Nicholls.
Mr Nicholls’ profile is set out below.
Mr John R Nicholls, B Com, MBA
Mr Nicholls was appointed a Director on 1 September 2006 pursuant to an agreement with Harmony Capital Partners Pte Limited (“Harmony”), in connection with a renounceable rights offer conducted on 1 July 2006.
He has extensive experience in the Australian and international business communities in manufacturing and distribution with start-up and established companies, having held chief executive positions and directorships for several Australian and international companies.
Mr Nicholls has been a director of the following ASX-listed companies:
•	Brandrill Limited (appointed 16 December 2004 and resigned 16 December 2009); and

•	Nylex Limited (appointed 18 December 2006 and resigned 12 January 2011).

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Explanatory Statement
Metal Storm Limited
He was resident in Asia for a period of 30 continuous years before returning to Australia during the late 1990s. During his time in Asia, Mr Nicholls held both executive and non-executive positions in various organisations and as a result, has significant experience in the conduct of business in Asia.
He remains actively involved in various businesses in Australia and throughout Asia. Mr Nicholls is also a member of the Company’s Audit and Risk Committee and the Nomination and Remuneration Committee.
Item 4: Election of Director
In accordance with Clause 13.2 of the Constitution, any Director appointed by the Board, either to fill a casual vacancy or as an addition to the Board, must retire at the next Annual General Meeting following their appointment, but is eligible for election at that Annual General Meeting. Mr William Henkel was appointed by the Board as a Director on 2 November 2010 and offers himself for election.
Mr Henkel’s profile is set out below.
Mr William Henkel
Mr Henkel has served on the Board of Metal Storm Inc (MSI) since 2007 and as its Chairman since 2009. During this time, working with the Company’s management, he has assisted MSI in navigating successfully through the US financial crisis, and provided sound advice and leadership in dealing with prospective US financial investors.
Mr Henkel is a retired senior Merrill Lynch executive with extensive experience formulating strategic direction, overseeing corporate governance, devising high impact communications and directing the Client Marketing and Strategy Group. The Group was also responsible for new product development and assuring the clients brand experience. Upon retirement he became a consultant to Merrill Lynch on a wide range of challenges and as a private consultant providing advice on mergers and acquisitions to clients. He has written for the Henry Thornton Blog authoring a column on United States politics, government, economics and finance for the Roy Morgan website and The Australian newspaper.
Earlier in his career, Mr Henkel served as a member of the Senior White House staff of Presidents Nixon, Ford and Reagan. His duties included creating the global schedule of events to communicate the agenda, policies and programs of each of these Presidents, both at home and overseas.
SPECIAL BUSINESS
Item 5: Approval of issue of Shares under Line Agreement
5.1 Details of the Line Agreement
On 22 June 2010, the Company entered into the Line Agreement for Dutchess to provide a source of working capital for the Company. The Company may access up to $25 million over a three year period under the Line Agreement. The Company will issue Shares in consideration for the amount it is paid by Dutchess.
Shares under the Line Agreement will be issued to Dutchess at a price per Share equal to the lowest daily VWAP of Shares traded on ASX during the five trading days immediately following the date an Investment Notice is given to Dutchess.
5.2 Details of previous approvals in relation to the Line Agreement
At a general meeting held on 19 August 2010 (19 August Meeting), the Company sought and obtained Shareholder approval for the following issues of Shares to Dutchess under the Line Agreement:
(a)	the previous issue of Shares in connection with the first Investment Notice and the payment of the First Tranche Commitment Fee;

(b)	a further issue of Shares in connection with the payment of the Second Tranche Commitment Fee; and

(c)	any further issue of Shares up to a maximum of 260,000,000 Shares.
Between 19 August 2010 and 19 November 2010, the Company issued 54,178,022 Shares to Dutchess in reliance of the approval obtained under paragraph (c) above, well below the maximum of 260,000,000 Shares approved by Shareholders at the 19 August Meeting.

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Explanatory Statement
Metal Storm Limited
Further, at a General Meeting on 8 December 2010 (8 December Meeting) the Company sought and obtained Shareholder approval for:
(a)	the further issue of up to 150,000,000 Shares to Dutchess or its nominee; and

(b)	the previous issue of 28,666,667 Shares to Dutchess between 19 July 2010 and the 19 August Meeting.
Between 8 December 2010 and 8 March 2011, the Company issued 16,500,000 Shares to Dutchess, well below the maximum of 150,000,000 Shares approved by Shareholders at the 8 December Meeting.
In accordance with the ASX Listing Rules, the Shareholder approval obtained at the 8 December Meeting was only valid until 8 March 2011, being the date that is three months after the date of the approval.
5.3 Need for further approvals in relation to the Line Agreement
The Company can still issue Shares to Dutchess after 8 March 2011, however, any issues of Shares to Dutchess after this date will be counted in the Company’s 15% limit under ASX Listing Rule 7.1. In the absence of a waiver of ASX Listing Rule 7.1, any issues of securities to Dutchess in excess of the Company’s 15% limit will require further Shareholder approval.
The Company is using the Annual General Meeting to seek Shareholder approval under Item 5 to issue Shares to Dutchess under the Line Agreement so that these Shares will not be counted in the Company’s 15% limit under the ASX Listing Rule 7.1. Under the ASX Listing Rules, the approval will last for three months. The Company will be required to seek a further approval at that time. In the absence of this approval, any Shares issued to Dutchess will be counted in the Company’s 15% limit under ASX Listing Rule 7.1, thereby reducing the Company’s capacity to raise funds through the issue of equity securities to other persons.
Accordingly, the Company is seeking approval under Item 5 for the issue of Shares to Dutchess under the Line Agreement to access additional working capital.
For more detailed information about the Line Agreement, please refer to the Schedule: Summary of Line Agreement.
5.4 Fees payable
The Company has agreed to pay Dutchess a fee of 6% of any funds received under each Drawdown, which is payable in cash at the close of each Drawdown.
The Company has also agreed to pay a Commitment Fee of 1.6% of the total funds available under the Line Agreement payable in two tranches. The First Tranche Commitment Fee was paid to Dutchess on 30 June 2010 by the issue of 20,636,715 Shares and the Second Tranche Commitment Fee was paid on 19 August 2010 by the issue of 21,978,022 Shares.
In certain circumstances, the value of all or part of the Commitment Fee paid to Dutchess will be repaid to the Company in cash. For further details see Schedule: Summary of Line Agreement.
Under the Line Agreement, the Company was also required to pay Dutchess’ legal fees for the preparation and negotiation of the Line Agreement.
5.5 Number of Shares to be issued if Shareholder approval for Item 5 is obtained
The ASX Listing Rules require the Company to provide information about the maximum number of Shares to be issued as a result of the Shareholder approval. See section 5.8 for further information about these requirements.
If Shareholder approval for Item 5 is obtained, the Company will be able to issue up to 150,000,000 Shares to Dutchess under the Line Agreement within three months of the date of the approval.
Any Shares issued to Dutchess under the Line Agreement above the maximum of 150,000,000 in this period will be counted in the Company’s 15% limit under ASX Listing Rule 7.1 unless a subsequent Shareholder approval is obtained.
If Shareholder approval is obtained, the Company intends to use its discretion to issue Investment Notices for amounts up to $200,000 every one-to-two weeks. The Company estimates that it is unlikely that it will issue the maximum number of Shares in the three month period from the date of the meeting but it wishes to ensure it has maximum flexibility to do so should it be necessary.

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Explanatory Statement
Metal Storm Limited
The actual number of Shares to be issued will depend on the level to which the Company needs to call on the funds available under the Line Agreement, as well as the price at which any Shares will be issued in accordance with the mechanism set out in the Line Agreement.
Example:
Assuming the Company was able to draw down $200,000 and the lowest VWAP of Shares was $0.008 over the pricing period, the following number of Shares would need to be issued:

No. of Shares (NS)	=	200,000
		0.008

NS	=	25,000,000 Shares
By way of further example, the following table sets out the number of Shares that would be issued to Dutchess based on a range of different Share prices.

	Lowest daily VWAP of Shares over the pricing period
Amount Advanced	$0.006	$0.008	$0.010	$0.012	$0.014
$100,000	16,666,666	12,500,000	10,000,000	8,333,333	7,142,857
$200,000	33,333,333	25,000,000	20,000,000	16,666,666	14,285,714
$500,000	83,333,333	62,500,000	50,000,000	41,666,666	35,714,286
$1,000,000	166,666,666	125,000,000	100,000,000	83,333,333	71,428,571
5.6 Approval required
The Company is seeking the following Shareholder approval:

Resolution	ASX Listing Rule	Details
Item 5	7.1	Approval of issue of up to 150,000,000 Shares to Dutchess in connection with future Drawdowns.
5.7 Approval under ASX Listing Rule 7.1
ASX Listing Rule 7.1 provides that without Shareholder approval, the Company must not issue or agree to issue equity securities comprising more than 15% of the Company’s issued capital as at 12 months before the date of issue of the relevant securities, subject to certain additions and subtractions.
Approval is sought under ASX Listing Rule 7.1 for Item 5 so that the Shares to be issued to Dutchess within three months of the date of the approval will not need to be counted in the Company’s 15% limit under ASX Listing Rule 7.1.
5.8 Information required by ASX Listing Rule 7.3
For approvals under ASX Listing Rule 7.1, ASX Listing Rule 7.3 requires the Company to disclose certain information to Shareholders.

Maximum number of securities the entity is to issue[1] or the formula for calculating the number of securities the entity is to issue	Up to 150,000,000 Shares

Date of issue	No later than three months after the date of approval

Issue Price	Calculated in accordance with the Line Agreement[2]

Name of the allottees	Dutchess or its nominee

[1]	The Company has adopted the maximum number to satisfy the requirements of ASX Listing Rule 7.3.1. See section 5.5 for further information about how the Company has determined the maximum number.

[2]	If the issue price is less than 80% of the average market price over the last five trading days before the day on which the issue is made, the Shares issued will not be excluded for the purposes of ASX Listing Rule 7.1 and those Shares will be counted towards any calculation of the 15% limit for the purposes of ASX Listing Rule 7.1.

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Explanatory Statement
Metal Storm Limited

Terms of the securities	Fully paid ordinary shares

Intended use of funds raised	The Line Agreement provides the Company with funding for approximately another 26 months, depending on the size of each Drawdown. The split between compliance, administrative and product development / marketing (Commercialisation) costs will also vary based on the size of each Drawdown. However, if the facility performs as expected, the Company currently expects that approximately 50-60% of the drawn down funds will be channelled into Commercialisation.

Date of Allotment	Shares in connection with future Drawdowns will be allotted progressively
5.9 Rationale for Shareholder approval
The approval of Shareholders for the issue of Shares to Dutchess under Item 5 will provide the Company with flexibility in considering any necessary further fundraising. The Company will also be able to raise further funds (including under the Line Agreement, if necessary) at any time during the next 12 months by issuing up to the full 15% of its issued share capital without further reference to Shareholders.
Any Shares issued in accordance with Item 5 will not be counted towards the calculation of the 15% limit, except if any issue price of the Shares is less than 80% of the average market price.
5.10 Directors’ recommendation
The Directors unanimously recommend that Shareholders vote in favour of Item 5.
Item 6: Approval of issue of options to Andrew Doyle
6.1 Details of the Subscription Agreement
The Company entered into a subscription agreement with Andrew Doyle on 8 April 2011 on similar terms to a previous subscription agreement between the parties dated 27 August 2010 (“Subscription Agreement”). Under the Subscription Agreement, the Company has discretion to require Andrew Doyle to subscribe for up to $400,000 worth of Shares at an issue price of $0.01 per Share. Consistent with the terms of the Company’s rights issue in August 2010, Andrew Doyle will be entitled to be issued three Unquoted Options for no additional consideration for every Share allotted under the Subscription Agreement.
Between the date of this Notice and the date of the AGM, the Company intends to accept subscription monies from Andrew Doyle. Under the Subscription Agreement, the Company will issue Shares at an issue price of $0.01 immediately upon receipt of the funds. The issue of Shares to Andrew Doyle under the Subscription Agreement do not require Shareholder approval as the Company will rely on its general right to issue equity securities up to the 15% limit under ASX Listing Rule 7.1.
6.2 Number of options to be issued if Shareholder approval for Item 6 is obtained
If Shareholder approval for Item 6 is obtained, the Company will issue up to 120,000,000 Unquoted Options to Andrew Doyle under the Subscription Agreement within three months of the date of approval.
Approval required
The Company is seeking the following Shareholder approval:

Resolution	ASX Listing Rule	Details
Item 6	7.1	Approval of issue of up to 120,000,000 Unquoted Options to Andrew Doyle under the Subscription Agreement.
6.3 Approval under ASX Listing Rule 7.1
ASX Listing Rule 7.1 provides that without Shareholder approval, the Company must not issue or agree to issue equity securities comprising more than 15% of the Company’s issued capital as at 12 months before the date of issue of the relevant securities, subject to certain additions and subtractions.
Approval is sought under ASX Listing Rule 7.1 for Item 6 so that the Unquoted Options to be issued to Andrew Doyle within three months of the date of the approval will not need to be counted in the Company’s 15% limit under ASX Listing Rule 7.1.

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Explanatory Statement
Metal Storm Limited
No approval is sought for the issue of Shares to Andrew Doyle under the Subscription Agreement.
6.4 Information required by ASX Listing Rule 7.3
For approvals under ASX Listing Rule 7.1, ASX Listing Rule 7.3 requires the Company to disclose certain information to Shareholders.

Maximum number of securities the entity is to issue	120,000,000 Unquoted Options

Date of issue	No later than three months after the date of approval

Issue price	Nil

Name of the allottees	Andrew Doyle or his nominee

Terms of the securities	Unquoted Options over fully paid ordinary Shares exercisable at $0.015 expiring 13 September 2013. The full terms of the Unquoted Options are set out in Schedule 2

Intended use of funds raised	As noted in section 6.1, the Company will not receive any additional funds from the issue of Unquoted Options to Andrew Doyle

Date of Allotment	No later than three months after the date of the approval
6.5 Rationale for Shareholder approval
The Company is using the Annual General Meeting to seek Shareholder approval under Item 6 to issue Unquoted Options to Andrew Doyle under the Subscription Agreement so that these Unquoted Options will not be counted in the Company’s 15% limit under the ASX Listing Rule 7.1. In the absence of this approval, the Unquoted Options will be counted in the Company’s 15% limit under ASX Listing Rule 7.1, thereby reducing the Company’s capacity to raise additional funds through the issue of additional equity securities to other persons in the next 12 months.
Accordingly, the Company is seeking approval under Item 6 to provide the Company with maximum flexibility to accept additional subscription monies in return for the issue of equity securities in the Company under the 15% limit imposed by ASX Listing Rule 7.1.
If Shareholder approval for Item 6 is obtained, the Company intends to issue Andrew Doyle with 120,000,000 Unquoted Options.
6.6 What if Shareholder approval is not received for Item 6
If Shareholder approval is not received for Item 6 and provided there is sufficient room under the Company’s 15% limit under ASX Listing Rule 7.1, the Company still intends to issue the Unquoted Options to Andrew Doyle.
However, if the Company does not have sufficient room under its 15% limit under ASX Listing Rule, the Company will not issue any Unquoted Options to Andrew Doyle. Under the Subscription Agreement, the Company will instead be required to issue Andrew Doyle with an additional 26,666,667 Shares. This will have the effect of reducing the average issue price of all Shares issued to Andrew Doyle under the Subscription Agreement to $0.006. These additional Shares will be issued by the Company relying on its general right to issue equity securities up to the 15% limit under ASX Listing Rule 7.1.
6.7 Directors’ recommendation
The Directors unanimously recommend that Shareholders vote in favour of Item 6.

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Explanatory Statement
Metal Storm Limited
Glossary
In this Explanatory Statement, the following terms have the following meaning unless the context otherwise requires:

19 August Meeting	the general meeting held on 19 August 2010

8 December Meeting	the general meeting held on 8 December 2010

ASX	ASX Limited ACN 008 624 691 or where the context requires, the securities exchange it operates

Board	Board of Directors

Commitment Fee	the aggregate of the First Tranche Commitment Fee and the Second Tranche Commitment Fee

Company	Metal Storm Limited ABN 99 064 270 006

Constitution	Constitution of the Company

Corporations Act	Corporations Act 2001 (Cth)

Director	Director of the Company

Drawdown	an exercise by the Company of its entitlement under the Line Agreement to require Dutchess to subscribe for (or to cause another person to subscribe for) Shares

Dutchess	Dutchess Opportunity Fund II LP

First Tranche Commitment Fee	$200,000 payable by the Company to Dutchess

Investment Notice	a notice issued by the Company to Dutchess to effect a Drawdown

Line Agreement	the Line Agreement between Dutchess and the Company dated 22 June 2010

Second Tranche Commitment Fee	$200,000 payable by the Company to Dutchess

Shareholders	persons whose names are entered in the register of Shares, maintained by or on behalf of the Company

Shares	fully paid ordinary shares in the capital of the Company

Subscription Agreement	the subscription agreement between the Company and Andrew Doyle dated 8 April 2011, details of which are set out in section 6.1 of the Explanatory Statement.

Unquoted Options	options to be issued to Andrew Doyle, the terms and conditions of which are set out in Schedule 2.

VWAP	volume weighted average price

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Explanatory Statement
Metal Storm Limited
Schedule 1
Summary of Line Agreement
1	General
(a)	Subject to satisfaction of the Conditions below, the Company may require Dutchess, for a period of three years ending on 22 June 2013, to subscribe for (or cause to be subscribed for) Shares not exceeding $25 million.

(b)	While the Company has the right to Drawdown under the Line Agreement and provided that Dutchess is not in default of its obligations, the Company has agreed not to enter into any equity line of credit agreements with any third party requiring the third party to subscribe for Shares in a structured way over time, without first obtaining Dutchess’ consent, which cannot be unreasonably withheld. This restriction does not prevent the Company from undertaking a rights issue, or share purchase plan, or from raising money through placements of Shares or security issues not in the nature of an ongoing equity line of credit arrangement.
2	Conditions

Dutchess is not obliged to subscribe for Shares unless certain conditions have been satisfied, including the Company obtaining Shareholder approval, if required, for the issue of Shares under a Drawdown.
3	Drawdowns
(a)	The Company may give a notice to Dutchess requesting a Drawdown (Investment Notice). Once an Investment Notice is given, a Pricing Period (see below) commences and a second Investment Notice cannot be given. This means that the Company can only issue one Investment Notice every five trading days.

(b)	The Company may issue an Investment Notice for up to $200,000.
4	Pricing
(a)	If Dutchess is required to subscribe for Shares under the Line Agreement, it must do so at a subscription price per Share equal to the lowest daily VWAP of Shares during the period commencing on the day an Investment Notice is given and ending at 5:00 pm five consecutive trading days later (Pricing Period).

(b)	The minimum price at which the Company is required to issue Shares to Dutchess will be determined by the Company at the time it gives an Investment Notice (Floor).

(c)	The pricing mechanism disregards the daily VWAP of Shares on any trading day during the Pricing Period where it is less than the Floor.

(d)	Where an event described in paragraph (c) occurs, Dutchess may elect to reduce the proposed amount to be paid under the Drawdown by 1/5th for each day on which the event occurs.
5	Repayment of Commitment Fee

If the Company makes Drawdowns under the Line Agreement of $3 million or more and upon termination of the Line Agreement, Dutchess must sell the number of Shares equal to the number of Shares issued for the Commitment Fee on ASX and pay the Company the net proceeds.
6	Termination of the Line Agreement
(a)	The Line Agreement may be terminated in a number of ways including:
(i)	at the expiry of the three year term, being 22 June 2013;

(ii)	by the Company, if written notice is given to Dutchess; and

12 | Page

Explanatory Statement
Metal Storm Limited
(iii)	by Dutchess, if an event of default occurs.
(b)	An event of default includes:
(i)	if the VWAP of Shares falls below a defined level for five consecutive trading days;

(ii)	the Company failing to perform its undertakings under the Line Agreement and such default, if capable of remedy, remaining unremedied for a period of 30 days after notice from Dutchess requiring the default to be remedied;

(iii)	if any representations or warranties made by the Company under the Line Agreement is found to have been false or misleading in any material respect when made or become false or misleading in any material respect;

(iv)	a material judgement is entered against the Company or any subsidiary of the Company;

(v)	an event occurs which has a “material adverse effect” on the Company and its subsidiaries;

(vi)	a petition is lodged, an order made or a resolution passed for the winding up of the Company or a meeting is convened for that purpose;

(vii)	a receiver or an administrator is appointed to the Company;

(viii)	the Company suspends payment of its debts;

(ix)	the Company being unable to pay its debts when they are due within the meaning of the Corporations Act; or

(x)	a compromise or arrangement is proposed between the Company and its creditors.
(c)	Termination of the Line Agreement for any reason will release the Company and Dutchess from any future obligations under the Line Agreement, subject to certain accrued rights and liabilities.

13 | Page

Explanatory Statement
Metal Storm Limited
Schedule 2
Unquoted Option terms
(a)	Each option entitles Andrew Doyle or his nominee (Option Holder) to subscribe for one fully paid ordinary share in the capital of the Company (Share) upon exercise of the option and payment of the Exercise Price (defined below).

(b)	Each option is exercisable at $0.015 (Exercise Price), payable in full on exercise of the option.

(c)	The options expire at 5.00 pm Australian Eastern Standard Time on 13 September 2013 (Expiry Date).

(d)	The Company must give the Option Holder a certificate or holding statement stating:
(i)	the number of options issued to the Option Holder;

(ii)	the Exercise Price of the options; and

(iii)	the date of issue of the options.

(e)	The Option Holder may exercise options at any time up to the Expiry Date. Any option not exercised, automatically expires on the Expiry Date.

(f)	Options may only be exercised by the delivery to the registered office of the Company or the share registry of a notice in writing stating the intention of the Option Holder to:
(i)	exercise all or a specified number of options; and

(ii)	pay the Exercise Price in full for the exercise of each such option.
(g)	The exercise notice must be accompanied by the certificate or holding statement for the options being exercised and a cheque made payable to the Company for the Exercise Price for the options being exercised.

(h)	The options will be deemed to have been exercised on the date the exercise notice is received by the Company or the share registry.

(i)	The Company will allot the Shares to which an Option Holder is entitled following exercise of options and deliver a holding statement with respect to such Shares within the timeframe required by the ASX Listing Rules.

(j)	The exercise of only some options will not affect the rights of the Option Holder to the balance of the options held by it.

(k)	If the Option Holder exercises less than the total number of options registered in the Option Holder’s name:
(i)	the Option Holder must surrender its option certificate, if one has been issued by the Company; and

(ii)	the Company must cancel the certificate and issue the Option Holder a new certificate or holding statement stating the remaining number of options held by the Option Holder and stating the information set out in item (d) above.
(l)	Options will not confer an entitlement to receive dividends declared and paid by the Company, nor an entitlement to vote at general meetings of the Company unless the Option Holder has exercised its options before the record date for determining these entitlements and participates as a result of holding Shares.

(m)	All Shares issued on exercise of a option will:
(i)	rank equally in all respects (including, without limitation, rights relating to dividends) with other issued Shares;

(ii)	be issued credited as fully paid;

(iii)	be duly authorised and issued by all necessary corporate action; and

14 | Page

Explanatory Statement
Metal Storm Limited
(iv)	be allotted and issued free from all liens, charges and encumbrances whether known about or not including statutory and other pre-emption rights and any transfer restrictions.
(n)	The Company will apply to ASX Limited for official quotation of the Shares issued upon exercise of options within the time period required by the ASX Listing Rules.

(o)	The options may be transferred at any time in accordance with the Corporations Act 2001 (Cth) and the ASX Listing Rules.

(p)	The Option Holder does not have the right to participate in bonus issues or new issues of securities offered to Shareholders until Shares are allotted to the holder pursuant to the exercise of the relevant options.

(q)	In the event of a reorganisation (including, without limitation, consolidation, sub-division, reduction or return) of the capital of the Company, the rights of the Option Holder (including, without limitation, the number of options to which the Option Holder is entitled to and the exercise price) will be changed (as appropriate) in accordance with the ASX Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

(r)	If the Company makes a pro rata issue (other than a bonus issue) to existing Shareholders and no Share has been issued in respect of the options before the record date for determining entitlements to the issue, the Exercise Price of each option will be reduced in the manner permitted by the ASX Listing Rules applying at the time of the pro rata issue.

(s)	If the Company makes a bonus issue to existing Shareholders and no Share has been issued in respect of a option before the record date for determining entitlements to the issue, then the number of Shares over which that option is exercisable will be increased in the manner permitted by the ASX Listing Rules applying at the time of the bonus issue.

(t)	The Company is entitled to treat the registered holder of a option as the absolute holder of that option and is not bound to recognise any equitable or other claim to, or interest in, that option on the part of any person other than the registered holder, except as ordered by a court of competent jurisdiction or as required by statute.

(u)	If the Company is obliged to make a payment in respect of withholding tax in relation to the options, the Company must:
(i)	promptly pay any amount deducted to the appropriate governmental taxation authority;

(ii)	if requested by the Option Holder, within 30 days after that request, give to the Option Holder a copy of the relevant documentation evidencing the payment; and

(iii)	issue the Option Holder the net number of options after making the payment.

15 | Page

Lodge your vote: Online: www.investorvote.com.au
Metal Storm Limited
ABN 99 064 270 006
By Mail: Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 3001 Australia

000001 000 MST
MR SAM SAMPLE	Alternatively you can fax your form to
FLAT 123	(within Australia) 1800 783 447
123 SAMPLE STREET	(outside Australia) +61 3 9473 2555
THE SAMPLE HILL
SAMPLE ESTATE	For Intermediary Online subscribers only
SAMPLEVILLE VIC 3030	(custodians) www.intermediaryonline.com

For all enquiries call:
(within Australia) 1300 552 270
(outside Australia) +61 3 9415 4000

Proxy Form

Vote online or view the annual report, 24 hours a day, 7 days a week:
www.investorvote.com.au

☑ Cast your proxy vote	Your secure access information is: Control Number: 184846

☑ Access the annual report	SRN/HIN:
☑ Review and update your securityholding	PLEASE NOTE: For security reasons it is important that you keep your
SRN/HIN confidential.

    For your vote to be effective it must be received by 11.00am (Brisbane time) Wednesday 18 May 2011

How to Vote on Items of Business
All your securities will be voted in accordance with your directions.
Appointment of Proxy
Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.
Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.
Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.
A proxy need not be a securityholder of the Company.
Signing Instructions
Individual: Where the holding is in one name, the securityholder must sign.
Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.
Attending the Meeting
Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the information tab, “Downloadable Forms”.
Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.
GO ONLINE TO VOTE,
or turn over to complete the form è

MR SAM SAMPLE	☐	Change of address. If incorrect,
FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030		mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ‘X’) should advise your broker of any changes.

■ Proxy Form	Please mark ☒ to indicate your directions

Appoint a Proxy to Vote on Your Behalf	XX

I/We being a member/s of Metal Storm Limited hereby appoint

☐	the Chairman of the meeting	OR	PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Metal Storm Limited to be held at the Kingston Room, Brisbane Polo Club, Naldham House, 1 Eagle Street, Brisbane, Queensland 4001 on Friday 20 May 2011 at 11.00am and at any adjournment of that meeting.

Items of Business	PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

ORDINARY BUSINESS	For	Against	Abstain
2 Adopt the Remuneration Report	☐	☐	☐

3 Re-election of Mr John R Nicholls as a Director of the Company	☐	☐	☐

4 Election of Mr William Henkel as a Director of the Company	☐	☐	☐

SPECIAL BUSINESS

5 Approval of issue of Shares under Line Agreement	☐	☐	☐

6 Approval of issue of options to Andrew Doyle	☐	☐	☐
The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

Signature of Securityholder(s) This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director or Company Secretary

Contact Name	Contact Daytime Telephone	Date	/ /